

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Lara, May & Associates, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lara, May & Associates, LLC as of December 31, 2018, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Lara, May & Associates, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Lara, May & Associates, LLC's management. Our responsibility is to express an opinion on Lara, May & Associates, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Lara, May & Associates, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



CITRINCOOPERMAN®
Accountants and Advisors

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Lara, May & Associates, LLC's financial statements. The supplemental information is the responsibility of Lara, May & Associates, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

We have served as Lara, May & Associates, LLC's auditor since 2010.
Providence, Rhode Island
March 13, 2019

LARA, MAY & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION – DECEMBER 31, 2018

ASSETS

Cash	$ 1,687,751
Commissions receivable	163,459
Deposit with clearing broker-dealer	101,413
Prepaid expenses and other assets	73,663
Property and equipment, less accumulated depreciation	14,458
	$ 2,040,744

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 293,964
Payable to affiliate	139,536
Deferred credit from clearing broker-dealer	143,960
Deferred rent	102,519
	679,979
Commitments (Note 2)	
Member's equity	1,360,765
	$ 2,040,744

See notes to financial statements.

1. Organization and summary of significant accounting policies:

   Organization, description of business, and subsequent event:

   Lara, May & Associates, LLC (the Company) is a wholly-owned subsidiary of Focus Operating, LLC (the Member), which is a wholly-owned subsidiary of Focus Financial Partners, LLC (Focus). Focus is a majority-owned subsidiary of Focus Financial Partners, Inc.

   The Company, organized as a Limited Liability Company under the Delaware Limited Liability Company Act (the Delaware Act), is an investment advisor and an introducing broker-dealer dually registered with the Securities and Exchange Commission (SEC). The Company also is a member of the Financial Industry Regulatory Authority (FINRA) and is registered with the Municipal Securities Rulemaking Board (MSRB). The Company provides securities brokerage services and investment and financial planning services, and sells insurance and annuity products. The Company's principal market area is the metropolitan Washington, DC region.

   On February 1, 2019, the Company entered into an Assignment and Assumption Agreement with XML Financial, LLC (XML), a wholly-owned subsidiary of the Member, whereby the Company assigned substantially all of its advisory contracts and certain other assets to XML. As a result of the assignment, the Company's operations will consist principally of those related to its introducing broker-dealer activities, and the Company will continue to be registered as an introducing broker dealer with the SEC.

   Regulatory environment:

   As an investment advisory company registered with the SEC, the Company is subject to the Investment Advisers Act of 1940 (the 1940 Act). The 1940 Act regulates the investment advisor industry and provides rules and regulations that govern the fiduciary duties and other responsibilities of an investment advisor's management. The Company is also subject to other rules and regulations of the SEC and rules and regulations of the various states in which it is licensed to conduct business. Compliance with such laws and regulations is subject to possible future government review and interpretation.

   As an introducing broker-dealer registered with the SEC, the Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

1. Organization and summary of significant accounting policies (continued):

Recent accounting pronouncements:

The Company adopted the provisions of Accounting Standards Update (ASU) No. 2014-09, "*Revenue from Contracts with Customers* (Topic 606)", on January 1, 2018. ASU No. 2014-09 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and replaced most previously existing revenue recognition guidance. ASU No. 2014-09 permits the use of either the retrospective or modified retrospective transition method. Additionally, ASU No. 2014-09 requires enhanced disclosures, including revenue recognition policies to identify performance obligations to customers and significant judgments in measurement and recognition. The Company adopted ASU No. 2014-09 using the retrospective transition method. The Company assessed the impact of the adoption of ASU No. 2014-09 on its business and revenue recognized and determined that the Company's investment advisory fees and commission revenue, whether from securities transactions, 12b-1 distribution fees or the sale of insurance contracts, are supported by written agreements that state the fees earned for services delivered in the stated period. There was no material impact to the timing or the amount of the revenue the Company recognizes.

In February 2016, the Financial Accounting Standards Board issued ASU No. 2016-02, "*Leases* (Topic 842)". ASU No. 2016-02 requires lessees to put most leases on their statement of financial condition but recognize the expenses related to operating leases on their statement of income in a manner similar to current practice. ASU No. 2016-02 requires a lessee to recognize a lease liability for the obligation to make lease payments and a right to use asset for the right to use the underlying asset for the lease term, and requires expanded disclosures about the nature and terms of leases. ASU No. 2016-02 is effective for the Company for interim and annual periods beginning January 1, 2019 and early adoption is permitted. The Company will adopt ASU No. 2016-02 effective January 1, 2019 using a modified retrospective method. As permitted under the transition guidance, the assessment of whether existing contracts contain or are leases, the classification of leases and remaining lease terms will be carried forward. The Company estimates that approximately $803,000 of lease assets and liabilities will be recognized on the statement of financial condition upon adoption. The actual impact may differ from this estimate. The Company does not expect a material impact to the statement of income or the statement of cash flows as a result of adoption of this new guidance.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Organization and summary of significant accounting policies (continued):

Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents at December 31, 2018. At December 31, 2018, the Company had cash on deposit totaling $1,437,751 in excess of amounts insured by the Federal Deposit Insurance Corporation (FDIC).

Receivables:

Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to the allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to receivables. At December 31, 2018, management has determined that no allowance for doubtful accounts is necessary. The Company does not require collateral from others for its receivables.

Property and equipment:

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

The Company evaluates long-lived assets held and used by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized if the sum of the expected undiscounted future cash flows from the use and disposition of the asset is less than its carrying amount. Generally, the amount of impairment loss is measured as the difference between the carrying amount of the asset and the estimated fair value of the asset. The Company did not record an impairment loss during the year ended December 31, 2018.

Intangible assets:

Amortization of intangible assets is provided using the straight-line method over either a 10-year or 5-year estimated useful life for customer lists, a 7-year estimated useful life for the management contract, and a 10-year estimated useful life for trademarks. The Company evaluates the remaining useful lives assigned to intangible assets annually to determine whether events or circumstances require the Company to revise the remaining period of amortization. The Company also evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the intangible asset might be impaired. Recoverability of an asset is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by an asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount, based on discounted cash flows, by which the

1. Organization and summary of significant accounting policies (continued):

Intangible assets (continued):

carrying amount of the asset exceeds the fair value of the asset. The Company did not record an impairment loss during the year ended December 31, 2018.

Revenue Recognition:

The Company's analysis of the timing of revenue recognition for each revenue stream is based upon an analysis of current contract terms. Performance obligations could, however, change from time to time if and when the Company's existing contracts are modified or the Company enters into new contracts. These changes could potentially affect the timing of satisfaction of performance obligations, the determination of the transaction price, and the allocation of the price to performance obligations.

Asset management fees:

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing investment advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management at a specified point in time (generally the customer's assets under management as of end of the preceding quarter). Fees are principally received quarterly in advance and are recognized as revenue over time during the period to which the fees relate. Upon termination of the service by the customer, the Company's practice is to refund a portion of the fees paid in advance by the customer prorated over the period the Company has provided service; the Company has determined that such amounts are not material.

Brokerage commissions:

The Company buys and sells securities on behalf of its customers by introducing transactions for execution, clearance, and settlement to another broker-dealer on a fully-disclosed basis. The Company charges a commission for certain buy or sell transactions entered into by a customer. Commissions and related clearing expenses are recorded at a point in time on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing for the transaction is agreed upon, and the risks and rewards of ownership of the securities have been transferred to/from the customer. Commission revenues are paid to the Company on settlement date; therefore, a receivable is recognized as of the trade date.

1. Organization and summary of significant accounting policies (continued):

Revenue recognition (continued):

Selling and distribution commissions:

The Company has entered into contracts with mutual funds or their selling agents and others under which the Company receives selling and distribution commissions resulting from the sale of certain investment products to its customers, including the sale of certain classes of mutual fund shares and variable annuities. The Company has also entered into a contract with its clearing broker-dealer under which the Company receives a share of selling and distribution fees received by the clearing broker-dealer under contracts entered into by the clearing broker-dealer with mutual funds and/or their selling agents. Selling and distribution commissions are paid up front based on a fixed percentage of the share price, the price of the investment product sold, or the value of specified transactions and are recognized at a point in time on the trade or sale date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing for the transaction is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer. A receivable is recognized if the commission is paid to the Company on a date subsequent to the trade date.

Under contracts entered into with mutual funds or their selling agents and others, the Company also receives selling and distribution commissions that are paid over time based on a fixed percentage of the average daily balance of the customer's investment in a fund (12b-1 fees). The Company also has entered into a contract with its clearing broker-dealer under which the Company receives a share of 12b-1 fees received by the clearing broker-dealer under contracts entered into by the clearing broker-dealer. To earn these fees, the Company performs services such as responding to phone inquiries, maintaining records, and providing information to distributors and shareholders. The Company believes the performance obligation is satisfied over time and recognizes revenue associated with 12b-1 fees over the period to which such fees relate. Certain 12b-1 fees are paid to the Company in arrears; therefore, a receivable is recognized for the amount received subsequent to the period to which such fees relate.

Advertising:

Advertising and direct marketing costs are expensed as incurred and totaled approximately $124,000 for the year ended December 31, 2018.

1. Organization and summary of significant accounting policies (continued):

    Income taxes:

    The Company is a limited liability company and files consolidated tax returns with the Member. The Member has elected to be treated as a partnership for federal and state income tax reporting purposes. Accordingly, no income tax liability or asset has been recorded in the accompanying financial statements since the Member will include the Company's income or loss, whether or not distributed, in its income tax returns.

    Liability of the Member:

    The Member is not liable for obligations or liabilities of the Company, except to the extent provided for in the Delaware Act.

2. Related party transactions and commitments:

    The Company maintains an expense-sharing agreement with Focus under which the Company is required to reimburse Focus for its allocable share of expenses. For the year ended December 31, 2018, Focus allocated $45,000 of expenses to the Company. Amounts allocated by Focus and charged to the Company have been classified in the accompanying statement of income based on their natural classification.

    The Company maintains a management agreement with a party related through common ownership. The management agreement expired on September 30, 2018 and automatically renewed for a one year period. The management agreement is automatically renewed on an annual basis unless the management company provides written notice to terminate the contract, or the Company terminates the contract as provided for in the management agreement. The management agreement requires the Company to pay management fees equal to a percentage of earnings, as defined in the management agreement, in excess of specified base amounts. The management fee totaled $337,527 for the year ended December 31, 2018.

    The Company leases office space from a party related through common ownership and from an unrelated party under operating leases expiring at various dates through March 31, 2022. Rent expense under operating leases (excluding facility fees, taxes, insurance and maintenance) for the year ended December 31, 2018 totaled $43,182 and $245,419 to the related party and to the unrelated party, respectively.

LARA, MAY & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEAR ENDED DECEMBER 31, 2018

2. Related party transactions and commitments (continued):

At December 31, 2018, future minimum rentals under non-cancelable operating leases are as follows:

Year ending December 31,	Related party	Unrelated party	Total
2019	$ 22,014	269,707	291,721
2020		277,124	277,124
2021		284,745	284,745
2022		48,101	48,101
	$ 22,014	$ 879,677	$ 901,691

3. Regulatory requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $1,107,766, which was $1,062,434 in excess of its required net capital of $45,332. The Company's ratio of aggregate indebtedness to net capital was .61 to 1 at December 31, 2018.

The Company is also subject to other rules and regulations of the SEC, as well as rules and regulations of FINRA and the various state securities and other agencies in the states in which it is licensed to conduct business. Compliance with such laws and regulations is subject to possible government review and interpretation.

4. Property and equipment:

    At December 31, 2018, property and equipment consists of the following:

Software licenses	$ 19,450
Furniture and equipment	164,274
Leasehold improvements	126,469
	310,193
Less accumulated depreciation	295,735
	$ 14,458

5. Intangible assets:

    At December 31, 2018, intangible assets consist of the following:

	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer lists	$ 4,622,456	$ 4,622,456	$ -
Management contract	1,141,668	1,141,668	-
Trademarks	220,171	220,171	-
	$ 5,984,295	$ 5,984,295	$ -

6. Deferred credit from clearing broker-dealer:

    During the year ended December 31, 2015, the Company transitioned to a new clearing broker. In connection with the transition, the Company incurred approximately $240,000 in expenses to transfer the underlying client assets to the new clearing broker. Upon transfer of the client assets to the new clearing broker the Company received a transition support payment of $550,000 from the new clearing broker. Accordingly, the Company recognized $240,000 of the transition support payment received from the new clearing broker as an offset to the $240,000 in transition expenses incurred by the Company during the year ended December 31, 2015. The balance of the transition support payment is being recognized as a credit to expense on a straight-line basis over the seven year term of the agreement with the new clearing broker. For the year ended December 31, 2018, a total of $44,304 was recognized as a reduction in commissions and clearance fees.

7. Revenue from contracts with customers:

    A substantial amount of the revenue recognized in the statement of income is considered to be revenue from contracts with customers. For the year ended December 31, 2018, the disaggregation of revenue is as follows:

Asset management fees	$ 5,264,655
Commissions on security transactions	
Trading activities	455,474
Insurance	380,911
Mutual funds and 12b-1 fees	556,493
	$ 6,657,533



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Lara, May & Associates, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Lara, May & Associates, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Lara, May & Associates, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: ((2)(ii)) (the "exemption provisions") and (2) Lara, May & Associates, LLC stated that Lara, May & Associates, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Lara, May & Associates, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lara, May & Associates, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Providence, Rhode Island
March 13, 2019

CITRIN COOPERMAN & COMPANY, LLP
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